 EXHIBIT 99.1

SHARE PURCHASE PLAN OF

GILDAN ACTIVEWEAR INC.

Global Plan

Adopted by the Board of Directors on November 30, 2011
Last amended on August 1, 2012

TABLE OF CONTENTS

1.	Definitions	2
2.	Purpose of the Plan	4
3.	Administration of the Plan	5
4.	Administration and Brokerage Fees	5
5.	Custodian	5
6.	Participation	6
7.	Purchase of Shares with Contributions	7
8.	Dividends	8
9.	Retention of Plan Shares	8
10.	Certificates Representing Plan Shares and RRSP	8
11.	Statements to Participants	9
12.	Voting Rights	10
13.	Offer for Shares of Gildan	10
14.	Subdivision, Consolidation, Conversion or Reclassification	10
15.	Change and Suspension of Contributions	10
16.	Death, Retirement and Termination of Employment	11
17.	Amendment, Suspension or Termination of the Plan	11
18.	Legal Requirements	13
19.	Participants other than U.S. and Canadian Residents	13
20.	Taxes	13
21.	Governing Law	14
22.	Participation Voluntary	14
23.	Rights Non-Assignable	14
24.	Effective Date	15
25.	Prior Plans	15
	Schedule A - Barbados	16
	Schedule B - Nicaragua	17
	Schedule C – Honduras	18
	Schedule D – Dominican Republic	19

This document constitutes part of a prospectus covering securities that have been registered under the
Securities Act of 1933.

1.	Definitions

The following words and phrases have the following meanings unless there is something in the context inconsistent therewith:

“Annual Income” means (i) for a salaried employee, the annual base salary of such employee at the date of enrollment in the Plan, or thereafter at the effective date of an increase in salary or at such date as the Participant changes the amount of his Contributions to the Plan pursuant to Section 15 hereof, excluding overtime, bonuses, premiums, incentives, traveling or moving expenses, expense allowances, or any special payments for extraordinary services and the cost of employee benefits paid for by the Corporation and (ii) for a non-salaried employee, the annual base rate of pay of such employee at such date.

“Board” means the Board of Directors of Gildan or any authorized committee thereof as the same may be constituted from time to time.

“Canadian Resident” means a person who is considered a resident of Canada for the purposes of the Income Tax Act (Canada), taking into account any applicable tax treaty.

“Common Shares” or “Shares” means the common shares of Gildan.

“Compensation Committee” means the Compensation and Human Resources Committee of the Board.

“Contributions” means in respect of any Participant the sums deducted by the Corporation from the payroll of such Participant, as designated in the Participant’s Enrollment Form or Modification Form, and paid over to the Custodian for the account of such Participant.

“Corporation” means Gildan and/or, subject to any requirements or conditions imposed under applicable legislation, including IRC Sections 423 and 424, any of its subsidiaries or affiliates, and shall include the subsidiaries or affiliates of Gildan located in Canada, the United States, Barbados, Nicaragua, Honduras and the Dominican Republic, as well as any additional jurisdictions listed in the schedules to this Plan.

“Custodian” means the financial institution appointed to act as custodian under the Plan, pursuant to Section 5.

“Eligible Employee” means any regular full-time, or regular part-time employee of the Corporation, whose customary employment is more than 20 hours per week.

“Enrollment Form” means the form entitled “Enrollment/Modification/Termination Form” pursuant to which an Eligible Employee may enroll in the Plan.

“Fair Market Value” of a Common Share as of a given date means the closing price of the Common Shares on the NYSE or, for Canadian Residents, the TSX, on such date, or, if Common Shares were not traded on such date on the NYSE or the TSX, as applicable, then on the next preceding trading day during which a trade occurred.

“Former Participant” means a Participant who ceases to be an Eligible Employee of the Corporation but whose Plan Shares are still held by the Custodian on his behalf.

“Gildan” means Gildan Activewear Inc.

“IRC” means the U.S. Internal Revenue Code (26 U.S.C).

“Market Price” on any Purchase Date (or other specified date) means (i) if Common Shares are issued from the treasury of Gildan, the weighted average trading price per share of the Common Shares on the NYSE or, for Canadian Residents, the TSX, for the last five (5) trading days immediately preceding the applicable Purchase Date (or other specified date) during which at least a board lot of Common Shares was traded or (ii) if Common Shares are purchased on the open market, the actual price at which such shares are purchased.

“Modification or Subscription Period” means the periods from June 1 to June 30 and from December 1 to December 31 of each year.

“Modification Form” means the form entitled “Enrollment/Modification/Termination Form” a Participant uses (i) to modify or cease his Contributions, (ii) to sell or withdraw his Plan Shares or (iii) to terminate his participation in the Plan.

“NYSE” means the New York Stock Exchange.

“Participant” means any Eligible Employee participating in the Plan.

“Participation Amount” has the meaning referred to in Section 6.2.

“Plan” means this Share Purchase Plan of Gildan Activewear Inc.

“Plan Shares” means Common Shares and any fractions thereof issued or purchased, as the case may be, and held by the Custodian for the account of each Participant or Former Participant pursuant to the Plan.

“Purchase Date” means (i) if Common Shares are issued from the treasury of the Gildan, the last day of each month in every calendar year, or (ii) if Common Shares are purchased on the open market, the actual date at which such shares are purchased.

“Restricted Shares” means the Plan Shares subject to the Retention Period referred to in Section 9 hereof.

“Retention Period” means the period referred to in Section 9 hereof.

“Share Compensation Arrangements” means any stock option or share unit plan, including Gildan’s Long Term Incentive Plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of securities of Gildan.

“Statement” means the statement issued on a quarterly basis by the Custodian, referred to in Section 11 hereof.

“TSX” means the Toronto Stock Exchange.

Words importing the masculine gender shall include the feminine gender.

2.	Purpose of the Plan

The purpose of the Plan is to provide an opportunity for Eligible Employees to participate in the ownership of Gildan, through the purchase of Common Shares.

3.	Administration of the Plan

The Plan is under the direction of the Board which, in addition to the specific powers conferred upon it hereunder, has full and complete authority to interpret the Plan and, subject to Section 17, to prescribe such rules and regulations and make such other determinations as it deems necessary or desirable to administer the Plan and to meet its objectives.

The Board may delegate to the Compensation Committee or to any person, group of persons or corporation, such administrative duties and powers as it may see fit.  If the Compensation Committee is appointed to administer the Plan, all references in this Plan to the Board shall be deemed to be references to the Compensation Committee, with the exception that approval of the Board as to the number of Common Shares reserved for issuance pursuant to this Plan shall be required, and the Board shall retain ultimate authority in connection with all decisions made by the Compensation Committee in the administration of the Plan.

4.	Administration and Brokerage Fees

Gildan assumes all the administration fees inherent in the Plan, except for brokerage fees related to the withdrawal or sale of Plan Shares, which are payable by the Participant.  Gildan also pays the fees related to one transaction (i.e. withdrawal, transfer or issuance of share certificate) per period of twelve (12) months to each Participant.  Fees for an additional transaction during that period are payable by the Participant who makes such a request and are taken directly from his account.

5.	Custodian

The Custodian shall be a financial institution appointed by the Board to act in this capacity and shall hold office for such period as is determined by the Board.  In the event of the resignation or other termination of office of the Custodian, its successor shall be appointed by the Board.  Any successor of the Custodian shall be vested with all the powers, rights and duties of the Custodian hereunder to the same extent as if originally named as the Custodian hereunder.

6.	Participation

6.1 An Eligible Employee can become a Participant in the Plan by completing and filing an Enrollment Form with the Corporation during a Modification or Subscription Period.

6.2 The aggregate amount of Contributions a Participant may make to the Plan on a yearly basis may be a multiple of 1%, not to exceed 10%, of the Participant’s Annual Income for any given year (the “Participation Amount”).

6.3 No Eligible Employee may be granted a right to participate in the Plan if immediately after such grant, such Eligible Employee would own Common Shares and/or hold a right to purchase such Common Shares possessing 5% or more of the total combined voting power or value of all classes of the capital stock of Gildan.

6.4 No Participant who is a U.S. citizen or resident shall be permitted to purchase Common Shares under the Plan or under any other employee share purchase plan of Gildan which is intended to qualify under IRC Section 423, at a rate that exceeds $25,000 of the Fair Market Value of such shares for each calendar year in which such Participant is eligible to purchase Common Shares under the Plan.

6.5 Notwithstanding anything to the contrary herein provided, (i) the number of Common Shares issuable to insiders of Gildan under the Plan and other Share Compensation Arrangements at any time shall not exceed 10% of the outstanding issue and (ii) the number of Common Shares issued to insiders of Gildan under the Plan and other Share Compensation Arrangements in a one (1)-year period shall not exceed 10% of the outstanding issue. For the purposes of this Section 6.5, the term “outstanding issue” shall mean Gildan’s total issued and outstanding Common Shares.

6.6 The Contributions will commence on the first pay period of the month after the end of the modification or subscription period during which the Enrollment Form (or the Modification Form) was filed in accordance with Sections 6.1 and 6.7 and will be deducted from the Participant’s Annual Income according to the percentage determined by the Participant.

6.7 Participants may revise, subject to Sections 6.2, 6.3, 6.4, 6.5 and Section 15.1 hereof, their Participation Amounts during a Modification or Subscription Period.

7.	Purchase of Shares with Contributions

7.1 Gildan shall remit, or cause to be remitted, the Contributions to the Custodian on a monthly basis.

7.2 As soon as practicable following remittance by Gildan of the Contributions, the Custodian shall subscribe from the treasury of Gildan, for and on behalf of each Participant, a number of Common Shares equal to the quotient, including fractions thereof, obtained by dividing the Contributions made during the month by ninety percent (90%) of the Market Price; such Common Shares shall be listed on the NYSE or, for Canadian Residents, on the TSX.  Notwithstanding the above, at Gildan’s discretion, an equivalent number of Common Shares may be purchased on the open market, in which case Gildan shall remit to the Custodian the additional funds required to settle such purchase. Common Shares shall be purchased on the NYSE or, for Canadian Residents, on the TSX.

7.3 A maximum of 5,000,000 Common Shares in the aggregate have been reserved for issuance pursuant to the Plan.  In the event that the number of Common Shares reserved is insufficient to satisfy the total number of Common Shares which the Custodian must purchase pursuant to Section 7.2, (i) share purchases from the reserved shares shall be prorated in order to allow partial acceptance of all subscriptions and (ii) Gildan may, in its entire discretion, direct the Custodian to purchase the balance of the Common Shares required to satisfy such subscriptions on the open market, in which case Gildan shall remit to the Custodian the additional funds required to settle such purchase. If the subscriptions are only partially satisfied, the Custodian will remit to each affected Participant any Contributions not invested.

8.	Dividends

Any dividends declared and paid on the Plan Shares, less all applicable withholding taxes, if any, shall be used to purchase additional Common Shares in conformity with Section 7.2, except that the reference to ninety percent (90%) shall be replaced by one hundred percent (100%).

9.	Retention of Plan Shares

Except in the event of death, retirement or termination of employment of a Participant, Plan Shares will be held by the Custodian for and on behalf of the Participant for a minimum period of twenty-four (24) months following their respective purchases by the Custodian (such period and such Plan Shares, respectively hereinafter referred to as the “Retention Period” and the “Restricted Shares”).

10.	Certificates Representing Plan Shares and RRSP

10.1 The Common Shares purchased by the Custodian under the Plan for and on behalf of a Participant will be registered in the name of and held by the Custodian for and on behalf of the Participant or Former Participant, as the case may be.  A Participant may request from the Custodian, a certificate representing any number of the Plan Shares which are eligible for withdrawal pursuant to the terms of the Plan and any such request affecting Plan Shares shall first be applied to the Plan Shares which have been held in the Plan for the longest period of time.  In lieu of a certificate, the Participant may request that the Custodian sell the said Plan Shares on the NYSE or, for Canadian Residents, the TSX, and remit to him the net proceeds of such sale, or the Participant may request that the Custodian transfer the said Plan Shares to a personal brokerage account.

10.2 If authorized by Gildan, upon request from a Participant, and subject to any applicable rules or regulations, the Custodian shall, subject to the Retention Period, register the Plan Shares purchased on behalf of Participants who are Canadian Residents, as contributions to such Participant’s Registered Retirement Savings Plan (RRSP).

10.3 Notwithstanding anything herein contained, the Custodian will not transfer or provide certificates representing fractional shares.  If any fraction of a Plan Share would, except for this provision, be deliverable, the Custodian shall pay to the Participant an amount of cash equal to the amount obtained by multiplying such fraction of a Plan Share by the Fair Market Value on the business day immediately preceding the date the request for delivery is made.

11.	Statements to Participants

11.1 The Custodian will issue, or otherwise make available electronically, on an annual basis to each Participant or Former Participant a statement (the “Statement”) indicating:

(a)	the Contributions received by the Custodian since the last Statement;

(b)	the Market Price of the Common Shares purchased on each of the Purchase Dates since the last Statement;

(c)	the purchase price of the Common Shares purchased on each of the Purchases Dates since the last Statement;

(d)	the number of Common Shares purchased on each of the Purchase Dates with the Participant’s or Former Participant’s Contributions;

(e)	the number of Common Shares purchased with reinvested cash dividends, if applicable, since the last Statement;

(f)	the cumulative number of Plan Shares held by the Custodian on behalf of each Participant or Former Participant, indicating the number of Restricted Shares subject to the Retention Period; and

(g)	the Fair Market Value of the Plan Shares being held for the Participant or Former Participant.

11.2 Notwithstanding Section 11.1 hereof, the Custodian may, with the prior consent of the Board, revise the form and content of the Statement.

12.	Voting Rights

All voting rights with respect to whole Plan Shares may be exercised by Participants or Former Participants and the Custodian shall execute and deliver, or cause to be executed and delivered, suitable proxies or voting powers to permit Participants or Former Participants to vote and shall otherwise facilitate the voting of such Plan Shares by Participants or Former Participants.

13.	Offer for Shares of Gildan

In the event that, at any time, an offer to purchase is made to all holders of Common Shares, notice of such offer shall be given by the Custodian to each Participant or Former Participant and the Retention Period will be deemed to be waived with respect to each Participant’s or Former Participant’s Plan Shares to the extent necessary to enable a Participant or Former Participant to tender his Plan Shares under the offer should he so desire.

14.	Subdivision, Consolidation, Conversion or Reclassification

In the event that the Common Shares are subdivided, consolidated, converted or reclassified by Gildan, or any other action is taken by Gildan of a similar nature affecting the Common Shares, then the Plan Shares held by the Custodian for the benefit of the Participants or Former Participants shall be appropriately adjusted, and the maximum number of Common Shares reserved for issuance under the Plan shall be adjusted in the same manner.

15.	Change and Suspension of Contributions

15.1 Subject to Section 15.2 hereof, a Participant can change his participation in the Plan by modifying the amount of or ceasing his Contributions to the Plan by completing and filing the Modification Form with the Corporation during the Modification or Subscription Period.

15.2 In the event a Participant ceases his Contributions and fails to reinstate Contributions to the Plan for a period of two (2) years following such termination, participation in the Plan will automatically terminate and, as soon as reasonably possible thereafter, the Custodian will remit to the Participant a certificate registered in the Participant’s name representing the number of whole Plan Shares standing to the credit of such Participant together with a net cash payment for any fraction of a Plan Share (calculated in accordance with Sections 4 and 10.3 hereof).

15.3 With the exception of Participants on parental leave permitted by the applicable laws, in the event that a Participant, while remaining an Eligible Employee, is no longer being paid by the Corporation due to an authorized period of absence such as, but not limited to, leave of absence, temporary layoff or disability, the Contributions of such Participant will be suspended until the Participant resumes paid employment within the Corporation.  Participants who temporarily cease being paid by the Corporation as a result of being on parental leave may continue participation in the Plan during such period of parental leave provided they furnish the Corporation with cash payments equivalent to the Contributions which would normally be deducted from such Participants’ pay.  If the Participant does not resume employment within two (2) years from any leave, layoff or disability, the provisions of Section 15.2 hereof will apply.

16.	Death, Retirement and Termination of Employment

In the event of the death, retirement or termination of employment of a Participant, participation in the Plan will automatically terminate following a 90-day delay following the event and the Custodian will, unless otherwise instructed, remit to the estate of the deceased Participant, to the retired Participant or to the Former Participant, as the case may be, a certificate registered in the Participant’s name representing the number of whole Plan Shares standing to the credit of such Participant as of the date of death, retirement or termination of employment, as the case may be, together with a net cash payment for any fraction of a Plan Share (calculated in accordance with Sections 4 and 10.3 hereof) and any Contributions not yet invested as of the date of death, retirement or termination of employment.

17.	Amendment, Suspension or Termination of the Plan

17.1 From time to time, the Board may, in addition to its powers under the Plan, amend any of the provisions of the Plan or suspend or terminate the Plan, provided, however, that Gildan shall obtain shareholder approval for:

(a)	any amendment to the number of Plan Shares issuable under the Plan, subject to Section 14 hereof;

(b)	any change which would allow non-employee directors of Gildan to participate under the Plan;

(c)	any amendment which would permit any rights under the Plan to be transferable or assignable other than by will or pursuant to the laws of succession;

(d)	any amendment to the formula described in Section 7.2 that would be more favorable to Participants;

(e)	any amendment to the restrictions described in Sections 6.2, 6.3 and 6.5 of the Plan that would be more favorable to a Participant;

(f)	any change to this amendment provision other than amendments of a “housekeeping” or clerical nature or to clarify such provision.

17.2 The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion, make all other amendments to the Plan that are not contemplated in section 17.1 above, including, without limitation, the following:

(a)	amendments of a “housekeeping” or clerical nature as well as any amendment clarifying any provision of the Plan;

(b)	any change described in Sections 14 of the Plan;

(c)
any addition or changes to the schedules of the Plan to extend the application of the Plan to include Eligible Employees of Corporations located in jurisdictions other than the United States and Canada;

(d)	making any necessary changes to the schedules of the Plan in order to ensure compliance of the Plan with foreign laws or regulations pursuant to Section 19 of the Plan; and

(e)	suspending or terminating the Plan.

17.3 In making any amendment as described above, Gildan shall not contravene any requirements, norms, laws and regulations of the NYSE, TSX or of any regulatory authorities.

17.4 If the Plan or the Eligible Employee’s participation herein is terminated in whole or in part by Gildan, the Custodian will, subject to the Retention Period, if applicable, remit to each affected Participant and Former Participant certificates registered in their names or provide them with a written transfer receipt representing the whole Plan Shares standing to the credit of such Participants or Former Participants together with a net cash payment for any fraction of a Plan Share (calculated in accordance with Section 4 and 10.3 hereof) and any Contributions not yet invested.

18.	Legal Requirements

No Common Share may be issued, purchased or sold under the Plan, with respect to a Participant, if such issuance, purchase or sale would be contrary to or in violation of any applicable law or any applicable regulation adopted thereunder.

19.	Participants other than U.S. and Canadian Residents

Gildan may, by way of schedules to this Plan, add terms and conditions applicable to Participants who are subject to the laws and regulations of countries other than the United States and Canada, in order to render the Plan compliant with such foreign laws or regulations.  With respect to such Participants, these schedules will be incorporated into and take precedence over the terms and conditions of the Plan, to the extent required to comply with applicable foreign laws or regulations.

20.	Taxes

20.1 Participants shall be responsible for all taxes payable as a result of their participation in the Plan. The Corporation makes no guarantee to any person regarding taxable benefits or other tax consequences related to the acquisition, sale or transfer of Common Shares by Participants under the Plan.  None of the Corporation or any of its employees or representatives shall have any liability to any Participant in respect of any such taxes.

20.2 The Corporation may take such steps as are considered necessary or appropriate for the withholding (including any deduction) of any taxes which the Corporation is required by any law or regulation of any governmental authority to withhold in connection with this Plan.

21.	Governing Law

The provisions of the Plan will be governed by, and construed in accordance with, the laws of the Province of Quebec and the laws of Canada applicable therein.

22.	Participation Voluntary

22.1 The participation of an Eligible Employee in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon any such Eligible Employee any rights or privileges other than those rights and privileges expressly provided in the Plan.  In particular, participation in the Plan does not constitute a condition of employment nor a commitment on the part of the Corporation to ensure the continued employment of such Eligible Employee.

22.2 The Corporation offers no guarantee against any loss that a Participant may suffer as a consequence of a drop in the market value of the Common Shares or of market fluctuations for any cause whatsoever.

23.	Rights Non-Assignable

Except as provided herein, the rights of a Participant pursuant to the provisions of this Plan are non-assignable.

24.	Effective Date

The Plan shall be effective upon the approval of the shareholders of Gildan, or at such other time as may be determined by, the Board, subject to receipt of all applicable approvals, including the approvals of the stock exchanges upon which the Common Shares are currently listed.

25.	Prior Plans

This Plan hereby repeals and replaces any prior employee share purchase plans including the Employee Share Purchase Plan (U.S. Provisions) and the Share Purchase Plan (Canadian Provisions), both adopted by the Board of Directors on May 9, 2000, and last amended on May 2, 2007.

Schedule A — Barbados

For Participants who are subject to the tax laws and/or regulations of Barbados, the term “Corporation” shall mean the Gildan subsidiary operating in Barbados that employs the Participants, and, if applicable shall include any of its subsidiaries or affiliates.

All employees who are subject to the tax laws and/or regulations of Barbados qualify as an Eligible Employee for the purpose of this Plan.  There are no changes to the Plan for Barbados.

Schedule B — Nicaragua

For Participants who are subject to the tax laws and/or regulations of Nicaragua, the term “Corporation” shall mean the Gildan subsidiary operating in Nicaragua that employs the Participants, and, if applicable shall include any of its subsidiaries or affiliates.

All employees who are subject to the tax laws and/or regulations of Nicaragua, and who occupy a manager-level and above position within the Corporation, qualify as an Eligible Employee for the purpose of this Plan.  There are no changes to the Plan for Nicaragua.

Schedule C — Honduras

For Participants who are subject to the tax laws and/or regulations of Honduras, the term “Corporation” shall mean the Gildan subsidiary operating in Honduras that employs the Participants, and, if applicable shall include any of its subsidiaries or affiliates.

All employees who are subject to the tax laws and/or regulations of Honduras, and who occupy a manager-level and above position within the Corporation, qualify as an Eligible Employee for the purpose of this Plan.  There are no changes to the Plan for Honduras.

Schedule D — Dominican Republic

For Participants who are subject to the tax laws and/or regulations of the Dominican Republic, the term “Corporation” shall mean the Gildan subsidiary operating in the Dominican Republic that employs the Participants, and, if applicable shall include any of its subsidiaries or affiliates.

All employees who are subject to the tax laws and/or regulations of the Dominican Republic, and who occupy a manager-level and above position within the Corporation, qualify as an Eligible Employee for the purpose of this Plan.  There are no changes to the Plan for the Dominican Republic.